Exhibit (a)(1)(H)

FORM OF CONFIRMATION LETTER TO ELIGIBLE EMPLOYEES
PARTICIPATING IN THE EXCHANGE OFFER
From:    Immune Design Corp.
Re:    Confirmation of Acceptance of Election Form
Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated June 18, 2018 (the “Exchange Offer”). With this letter, we confirm that Immune Design has accepted the Eligible Options listed on your Election Form for exchange. Subject to the other terms and conditions of the Exchange Offer, your Eligible Options will be cancelled and New Options will be granted to you. Shortly, your New Options will appear in Certent, and your stock option agreement will be available for electronic signature. If you have any questions, please contact Ralph Scarborough, Controller, at ralph.scarborough@immunedesign.com.
Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.